UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42820

TryHard Holdings Limited

(Exact name of registrant as specified in its charter)

#502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053)

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

An extraordinary general meeting (the “Meeting”) of TryHard Holdings Limited (the “Company”) was held on July 21, 2026 at 2 p.m. Japan Time (July 21, 2026 at 1 a.m. U.S. Eastern Time) at #502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053).

At the close of business on July 6, 2026, the record date for the determination of shareholders entitled to vote (the “Record Date”), there were 52,046,250 Ordinary Shares of the Company outstanding, of which 50,046,250 were Class A Ordinary Shares, each being entitled to one vote per share and 2,000,000 were Series A Preferred Shares, each being entitled to 25 votes per share, or 50,000,000 votes. Holders of 38,770,010 Class A Ordinary Shares and 2,000,000 Series A Preferred Shares as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted on the following resolution, with the voting results set forth below:

RESOLUTION 1:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT,

i)	the consolidation of each of the issued and unissued ordinary shares of a par value of US$0.00002 each (“Ordinary Shares”) and Series A Preferred Shares of a par value of US$0.00002 each (“Series A Preferred Shares”) at a ratio one (1) – for– ten (10) (the “Share Consolidation”) be and is hereby approved such that (i) every 10 existing authorized unissued and issued Ordinary Shares par value US$0.00002 each be consolidated into 1 Ordinary Share of par value US$0.0002 each, and (ii) every 10 existing authorized unissued and issued Series A Preferred Shares par value US$0.00002 each be consolidated into 1 Series A Preferred Share of par value US$0.0002 each, such that following the Share Consolidation, the authorized share capital of the Company of US$500,000 divided into 25,000,000,000 shares of a par value of US$0.00002 each, comprising (a) 22,500,000,000 Ordinary Shares of a par value of US$0.00002 each and (b) 2,500,000,000 Series A Preferred Shares of a par value of US$0.00002 each will become the authorized share capital of US$500,000 divided into 2,500,000,000 shares of a par value of US$0.0002 each, comprising (a) 2,250,000,000 Ordinary Shares of a par value of US$0.0002 each and (b) 250,000,000 Series A Preferred Shares of a par value of US$0.0002 each; and

ii)	the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

Voting Results:

	FOR	AGAINST	ABSTAIN

Total Ordinary Share Votes: Percentage of Votes Castl:	38,196,144 99.34%	572,692 0.66%	1,173 <0.01%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	36,196,144 98.44%	572,692 1.56%	1,173 <0.01%

Series A Preferred Shares Voted: Percentage of Series A Preferred Shares:	2,000,000 100.00%	0 0%	0 0%

Ordinary Resolution 1 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on July 21, 2026.

TryHard Holdings Limited

By:	/s/ Rakuyo Otsuki
Name:	Rakuyo Otsuki
Title:	Director, Chief Executive officer, and Chairperson